Exhibit 99.1

Jayud Global Logistics Announces Entry into the North American Market with the Acquisition of HYTX Warehouse Inc.

Further Expansion Addresses Expected Global E-Commerce Logistics Growth of Over 10% Per Year

SHENZHEN, China, April 30, 2024 (GlobeNewswire) -- Jayud Global Logistics Limited (NASDAQ: JYD) (“Jayud” or the “Company”), a leading end-to-end supply chain solution provider based in Shenzhen, specializing in cross-border logistics, today announced a significant expansion into the North American logistics market through its wholly owned subsidiary, Joyed Logistics Services Inc. (“Joyed Logistics”). Joyed Logistics has entered into an equity purchase agreement to acquire a 51% controlling stake in HYTX Warehouse Inc. (“HYTX”), a prominent logistics company headquartered in Azusa, California, with 27 locations across the United States and Canada.

Under the terms of the agreement, the equity interests in HYTX will be transferred to Joyed Logistics upon execution, with the purchase price based on HYTX’s actual annual average net profit from the acquisition closing date to December 31, 2026, with part of the payment to be made in cash and the remainder in ordinary shares of Jayud in 2027. This performance-based approach is the latest example of Jayud’s commitment to investing in successful and synergistic business operations.

According to ECDB, in 2023, North America replaced APAC as the strongest region for eCommerce logistics revenues, with APAC second and Europe third. The market for eCommerce logistics is expected to grow at an average yearly growth rate of over 10% to a value of approximately US$788 billion of revenues generated by 2027.

The acquisition comes at a pivotal time as the global air cargo demand continues to see robust growth, driven by a buoyant international market and booming e-commerce, with demand growing by 11.9% year over year as of February 2024, according to the International Air Transport Association (IATA).

HYTX leadership brings over two decades of experience in logistics technologies, and boasts a comprehensive network of global suppliers, overseas warehouses, and logistics services. Jayud is currently incorporating HYTX’s customers into its suite of logistics software solutions, enabling seamless integration within U.S. and Chinese customs systems, providing greater operational efficiencies. HYTX’s expertise spans one-piece delivery, goods transfer, returns and label replacement, and last-mile delivery, supported by a professional team and operational process.

This acquisition enables Jayud to offer one-stop services for drop shipping of small pieces, bulk forwarding, traditional goods, FBA goods, secondary sales of returns and label replacement, and last-mile delivery arrangements, catering to the diverse needs of overseas warehouses.

Xiaogang Geng, Chairman of the Board and CEO of Jayud, commented, “The acquisition of HYTX Warehouse is an important milestone for Jayud as we expand our global logistics network into the U.S. market. HYTX’s extensive experience and innovative logistics solutions align perfectly with our mission to provide comprehensive, efficient, and high-quality logistics services worldwide.”

“This acquisition leans into the shifting dynamics in global e-commerce logistics, where North America has emerged as the leading revenue generator. With an anticipated annual growth rate of over 10% in the sector, our collaboration with HYTX positions us to capitalize on these opportunities. We are confident that this partnership will enhance our service offerings and further solidify our position as a leader in the global logistics industry.”

Annual Report on 20-F for Fiscal Year 2023 Now Available

Jayud has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023, with the Securities and Exchange Commission. The annual report can be accessed via the SEC’s website at http://www.sec.gov and the Company’s investor relations website at https://ir.jayud.com/.

The Company will provide hard copies of its annual report, free of charge, to its shareholders upon request. Requests should be directed to the Company’s Investor Relations Department at Jayud Global Logistics Limited, Building 3, No.7 Gangqiao Road, Li Lang Community Nanwan Street, Longgang District Shenzhen, China.

About Jayud Global Logistics Limited

Jayud Global Logistics Limited is one of the leading Shenzhen-based end-to-end supply chain solution providers in China, focusing on cross-border logistics services. Headquartered in Shenzhen, the Company benefits from the unique geographical advantages of providing a high degree of support for ocean, air, and overland logistics. The Company has established a global operation nexus featuring logistic facilities throughout major transportation hubs in China and globally, with footprints in 12 provinces in Mainland China and 16 countries across six continents. Jayud offers a comprehensive range of cross-border supply chain solution services, including freight forwarding, supply chain management, and other value-added services. With its strong service capabilities and research and development capabilities in proprietary IT systems, the Company provides customized and efficient logistics solutions and develops long-standing customer relationships. For more information, please visit the Company’s website: https://ir.jayud.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Jayud Global Logistics Limited

Investor Relations Department

Email: ir@jayud.com

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com